Mail Stop 6010

									May 18, 2005


Ivar S. Chhina
President and Chief Executive Officer
Interdent Service Corporation
222 N. Sepulveda Blvd. - Suite 740
El Segundo, CA  90245


Re:  	Interdent Service Corporation
Form S-4 Registration Statement
	File No. 333-124080


Dear Mr. Chhina:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1. Your document contains many claims and expresses a number of beliefs regarding your market share, the overall market for your services and comparisons of your position that of your competitors.
See, for example, the beliefs set forth in the bullets on page 2 and claims regarding the size of the industry, references to capitation risk and the extent of dental insurance coverage, also on page 2 and your claim that you are "one of the largest dental practice management companies in the United States." Please provide us with copies of the documents on which each of your claims and beliefs are based. The documents should be marked to show the information you are relying on and should be cross referenced to the location(s) in the document where each claim or belief appears. Please note that the examples given are only a few examples of many instances that must be supported.

2. Please provide us with a copy of your draft letter of transmittal.

3. Additionally, please provide a letter containing the representations required by the Morgan Stanley no-action letter.

Prospectus Cover Page

4. Please revise to include only the information required by Item
501
of Regulation S-K.  The cover page should not exceed one page.

5. Please identify the "certain transfer restrictions" and "certain liquidated damage provisions" to which you refer. Additionally, revise other instances throughout your document where you have used the word "certain" to be more specific. If the restrictions, rights, provisions, etc. are material to investors, please describe them in their own sentences. If they are not material, please delete the references to them.

6. Please delete the phrase "some factors" from the cross reference to the "Risk Factors" section of the prospectus. The phrase inappropriately mitigates the significance of the information contained in the Risk Factors section.

Industry and Market Data - page i

7. In the last two sentences of this paragraph you appear to be disclaiming liability for the information you have included in your registration statement. This is not appropriate. Please delete the two sentences as you are, in fact, responsible for the information you include.

Summary - page 1

8. The information currently included is provided as of December
31,
2004. Please update the information to the most recent practicable date.

9. Please clearly indicate, under "Our Company," how you generate revenues and what they consist of.

10. Please delete the last paragraph on page 1 and the first full paragraph on page 5 in which you discuss "Adjusted EBITDA." The inclusion of this information is inappropriate. Please note that if you include any financial information in the summary, it must be a balanced presentation. For example, it is inappropriate to refer to net sales without a discussion of your expenses and net income. Likewise, it is inappropriate to state that your business model has minimal recurring capital expenditure and working capital requirements, without discussing what they are. This is particularly so in light of your January emergence from bankruptcy protection.

11. Your summary as currently written is not a balanced
presentation
of your business as it focuses only on the positive aspects of your
business without addressing any of the negative aspects or without discussing the obstacles you face. For example, you need to balance your discussion of competitive strengths on pages 2-3 with a discussion of your competitive weaknesses and discuss why, given your belief that your practice model and affiliation structure offer a "compelling alternative for independent dentists," the number of
practices affiliated with you has been decreasing.   This
disclosure
should be as prominent as the discussion of your strengths.

12. In the third full paragraph of page 3 you say that your business has recently generated "significant free cash flow." Please explain what this term refers to and discuss it in context of your bankruptcy.

13. In the fourth paragraph on page 3 you say that you have the "strategic and financial support" of Levine Leichtman Capital
Partners, Inc.  Please explain what this support consists of.

14. Please explain what "InterDent University" is and what services it provides.

15. Please explain what you mean when you refer to "leveraging our regional brands," "de novo offices," "organic growth plans" and affiliating "only with the highest quality dental providers." If the term "de novo offices" refers to new offices, please tell us why you use that term instead of simply referring to new offices.

16. Under "Our History" on page 4, please disclose when Levine Leichtman Capital Partners, Inc. initially invested in your company, the extent of the investment and their role prior to the December 2004 transactions. We note that disclosure on page 46 indicates that they were a "minority stockholder" prior to the December transactions but you have not disclosed this in your discussion of the company`s history or the recent developments.

17. In the carryover paragraph at the top of page 5 you state that you completed your Chapter 11 reorganization in October of 2003 and in the following paragraph state that you are "now over a year and a half removed from the Chapter 11 reorganization." This statement is inconsistent with the disclosure on page 46 indicating that you emerged from bankruptcy in January of 2005. Please revise it accordingly.

Recent Developments - page 5

18. We note that IDI, and not Interdent Service Corporation, was the issuer of the notes you are offering to exchange in this offering. Please tell us the factual and legal basis for your belief that this exchange offering falls within the series of "Exxon Capital" no-action letters issued by the staff. Please note that for a transaction to fall under the Exxon Capital line of no-action letters, the new securities must be substantially similar to the original securities. Generally, this means both securities must have the same issuer. An exception to this "same issuer" rule exists for situations in which a new issuer assumes the obligations of the original issuer. For this exception to be available, the new issuer`s assumption of the original issuer`s obligations must have been in a private placement pursuant to Section 4(2) of the Securities Act prior to the time the registration statement is filed or the assumption must have been contemplated in the terms of the original issuance of securities.

19. Disclose the amount IDI paid for its interest in Interdent, Inc.
Disclose how much of it was paid to DDJ and how much to the other investors. Also disclose how much of the stock was cancelled by Interdent and how much was transferred to LLCP II.

20. Please disclose when Interdent Service Corporation was created and discuss its history. If it was created as part of the December
2004 transactions, say so.

21. We note that the December transactions involved related parties and were not arms length transactions. Please disclose and discuss how the value of the transaction(s) were determined and who made the determinations. Also disclose when DDJ acquired its interest in Interdent, Inc.

22. Disclose the identity of the security holder who objects to the application of the "drag along" provisions and the extent of the ownership interest involved. Discuss the procedures available to the objecting party and the consequences for the company if the objecting party is successful in challenging the application of the "drag along" provision.

23. Briefly discuss the relevant indemnification obligations.

Summary of Terms of the Exchange Offer - page 7

24. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary Terms of the New Notes - page 11

25. Please refer to the discussion of "ranking" on page 11. Please consider inclusion of a chart that shows where the notes stand in relation to your other existing and potential future debt. The chart should be quantified to the extent practicable. It is currently unclear as to whether you have any other senior indebtedness, or any subordinated indebtedness. Also, please clarify whether you have any subsidiary debt, quantify the amount if you do, and indicate whether the subsidiary debt is senior to the new notes.

26. Please refer to the discussion of the "intercreditor agreement" on page 11. Please describe and quantify the other first-priority lien indebtedness you are permitted to incur.

27. Please expand the discussion of "Mandatory Offers to Repurchase" on page 12 to briefly explain, in plain English, how the term
"change
of control" is defined in the indenture.

Risk Factors - page 16

28. Throughout your document you use phrases such as "there can be no assurance that," "we cannot, however, assure you that," and "we cannot assure you that" various things will or will not happen.
In
most cases, the things you refer to are not within your control. Consequently, this language is redundant and legalistic. Please delete these and similar phrases wherever they appear and instead, make sure that you have adequately explained why you cannot "assure" these things.

29. Additionally, describe the consequences if the event(s) that you cannot assure or predict will occur do not occur. For example:

* On page 16, you state that you cannot assure investors that an active trading market will develop. Please revise to discuss the consequences if a market does not develop.

* On page 27, you state that you can`t assure investors that you will be able to hire additional staff on a timely basis. Please revise to discuss the consequences if you cannot.

30. Many of your risk factor subheadings are simple statements of fact that do not identify a specific risk and its potential adverse consequences to an investor or the company. You will need to revise them so that they do. In addition, the subheading should accurately summarize the content of the body of the risk factor. The subheading should not be repeated in the body of the risk factor. Here are some examples of subheadings that need to be revised:

*  "We operate in a highly competitive environment." - page 25

* "We face risks associated with our de novo office development."
-
page 25

* "We operate in a highly regulated environment." - page 26

31. In a number of your risk factors, both the subheadings and the body contain vague and generic language regarding the adverse consequences resulting from the identified risk. For example, you frequently say that a factor "could have a material adverse effect on our business, financial condition and results of operations." Please replace this and similar language in the subheadings and risk factors with precise descriptions of the specific and direct potential adverse consequences of the risk you have identified.

32. Please include a risk factor disclosing that the notes constitute non-investment grade debt. We note that many investors are prohibited from purchasing, or have policies against purchasing, non-investment grade debt. We think you should briefly describe these limitations and their potential adverse impact on an investment in your notes.

33. Please include an additional risk factor that addresses the fact that the proceeds of the notes you are offering to exchange were used in part by your majority shareholder to purchase its interest in you and your parent and not to further the business or operations of the respective companies. The risk factor should also clarify and discuss the actual amount paid by the majority shareholder for its interest in the companies in light of the assumption of the debt by the company, as well as the potential adverse consequences to potential purchasers of the notes.

Because there is no public market for the new notes, you may not be able to sell your new notes. - page 16

34. You say that "any market-making activity in the new notes will be subject to the limits imposed by the Securities Act and the Exchange
Act." Please revise the risk factor to describe what these limitations are and what the potential adverse consequences for investors could be. Quantify the disclosure to the extent practicable.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes. - page 17

35. Please update the information in this risk factor to the most recent practicable date.

36. Please include a chart that shows all of your debt obligations.
It should also show the aggregate amount of your interest and principal payments in the current and each of the next five fiscal years.

We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control. - page 17

37. The information currently included in this risk factor is so vague and generic that it is not informative to an investor. Please revise it to provide an adequate factual context, quantifying the disclosure to the extent practicable. You should include a discussion of your plans for future capital expenditures and expansion efforts and disclose the amount of money you will need to implement these plans as well as the anticipated source of the needed funds. Also discuss your need and plans to refinance your debt. Quantify and discuss your success in generating cash during the current and each of the three most recent fiscal years. It is unclear why revenue generated from the provision of dental services would be subject to significant fluctuation from one year to the next. Please explain. Also identify and quantify your "other liquidity needs."

38. Tell us whether you currently anticipate being able to meet your liquidity needs during the current and next fiscal year. If you do not anticipate being able to do so, disclose this in your risk factor and explain what the potential adverse consequences will be to purchasers of the securities being offered.

39. Please quantify your annual debt service obligations.

The collateral securing the notes is subject to first-priority liens and your right to receive payments on the notes will effectively be subordinated to payments under the instruments governing our priority lien obligations, including our senior secured revolving credit facility, to the extent of the value of the assets securing that indebtedness. - page 18

40. Please revise the risk factor to identify the collateral securing the notes and to identify and quantify the first priority lien obligations. Quantify the amount of each of your tangible and intangible assets. Discuss the likelihood that you would be able to realize the value of the tangible and intangible assets. Identify and quantify the "other permitted prior liens" that "may" rank ahead of the liens securing these notes. Disclose whether, at the current time, the value of the assets is sufficient to enable payment of the first and second priority claims if the collateral were foreclosed on.

41. It is not clear whether you have existing subsidiaries and existing subsidiary debt. Please revise the disclosure accordingly.
You should also quantify the amount of such debt, and clearly disclose whether it is effectively senior to the notes being registered.

42. The information in the second paragraph of the risk factor appears to constitute a different risk from the one identified in the subheading and the first paragraph. Please present this information in its own risk factor under a separate and appropriate subheading.

43. The new risk factor should identify the remedies that cannot be exercised until the expiration of the standstill period. It should also explain how the value of the collateral to the noteholders will be impaired by this provision.

Federal and state fraudulent conveyance laws may permit a court to void the notes, the security interests in the collateral securing the notes or the guarantee of our parent and, if that occurs, you may not receive any payments on the notes. - page 18

44. You say that you "cannot predict" what standard a court would apply in order to determine whether you or your parent were insolvent as of the date you issued the notes and engaged in the specified transactions. Expand the risk factor to explain why you cannot predict this. If you are suggesting that a novel issue of law and/or fact is involved, explain what makes it novel.

45. The information in the first sentence of the last paragraph of the risk factor appears to be so significant to a potential investor that it should be disclosed at the forefront of the risk factor section. The risk and its potential adverse consequences should also be discussed in significantly greater detail, with the disclosure quantified to the extent practicable.

None of our current subsidiaries will guarantee the notes, which may
affect your ability to receive payments upon certain events. -
page
20

46. Please identify your current subsidiaries and the "certain events" you are referring to in the subheading. Also identify and quantify the value of their assets and their debt obligations.

47. Currently, the information in this risk factor is so vague and generic that it is not possible to ascertain what the risk and its potential adverse consequences actually are. Your revised disclosure should provide an adequate factual context for evaluating the risk.

Certain defenses available to us and any of the guarantors may prevent the enforcement of the guarantees. - page 20

48. The information in this risk factor and the subheading does not currently describe a specific risk or its potential adverse consequences. It is so vague and generic that it is not clear what it is that the risk factor is even referring to. Please revise it accordingly. The revised risk factor should identify the defenses and the remedies you are referring to and explain why they are applicable. Also, since you have only identified a single guarantor, explain why you refer to "guarantors" in the risk factor. Since your parent is the only guarantor, and you have already indicated in a risk factor above that the parent is a holding company dependent on you for its funds, we do not understand what makes this a risk separate from the one described above. Please explain this in your letter of response.

The value of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes if an event of default occurs. - page 21

49. The information in this risk factor overlaps and repeats information you have already included in the first full risk factor on page 18. Please relocate this risk factor so that it appears in close proximity to the related risk factor. Revise both risk factors to eliminate the unnecessary repetition and overlap. In addition, we think the information in this risk factor is so important to investors that it should be presented at the forefront of the list of risks. The revised disclosure should quantify the amount of your other unsecured unsubordinated indebtedness and any other obligations, including the referenced trade payables.

50. The second paragraph of the risk factor describes a separate risk from the one identified in the subheading. Please present it under a separate appropriate subheading. Disclose the coverage ratio, how it is defined and how it is calculated. Indicate whether you currently satisfy it.


Rights of holders of notes in the collateral may e adversely affected by the failure to perfect security interests in certain collateral. - page 21

51. Please revise the risk factor to explain under what circumstances you would fail to inform the trustee or the collateral agent of future acquisitions of property and rights that constitute collateral under the indenture. Also discuss your fiduciary obligations to the noteholders and your relevant obligations under the indenture regarding the provision of this information to the trustee and/or collateral agent and the trustee`s and collateral agent`s obligations to perfect the security interest.

Applicable regulations and bankruptcy laws may delay or otherwise impede the trustee under the indenture`s ability to foreclose on the collateral. - page 21

52. Please identify your "regulated subsidiaries" and the federal and state regulatory authorities you are referring to. Explain why approval is required and what the procedure is for obtaining it. Explain why you use the word "may" rather than the word "must." We may have additional comments after reviewing your response.

We may not have the ability to raise the funds necessary to finance a change of control offer required by the indenture. - page 22

53. Identify the specific kinds of change of control events you are referring to.

54. As currently written, this seems to be the same risk you are discussing in the risk factor which immediately follows this one.
Please combine them into a single risk factor.

Our senior secured revolving credit facility will restrict or condition our ability to repurchase notes under certain circumstances. Further, we may not have sufficient assets to satisfy our obligations. - page 22

55. Identify the "circumstances" you refer to in the second sentence.
Also identify the change of control events that will constitute defaults under the credit agreement.

56. Clearly indicate whether you would, at the present time, be able to repay the notes if a change of control event occurred, or if any other default occurred.

There may be restrictions on transfers of the notes. - page 22

57. This appears to be the same risk you discuss in the first risk factor on page 16. Please combine this risk factor with the one on page 16 and eliminate any overlap. The revised risk factor should explain, in plain English, what a "covered security" is and how the
National Securities Markets Improvement Act of 1996 relates to these notes.

58. You state that the disposition of the exchange notes will be subject to compliance with applicable state securities laws. Identify those laws and explain, in reasonable detail, what they will require holders to do in order to dispose of their new notes.

We are dependent on the performance of our affiliated dental practices for our revenue. - page 23

59. The first and second paragraphs of this risk factor appear to be discussing separate risks. Please separate them and present each under its own appropriate subheading.

60. The factual information currently included in the risk factor is insufficient to evaluate the nature and extent of the risk(s). In fact, it is unclear what either risk you are trying to describe actually is. Your revised risk factors should clearly state, within the first two sentences, what the specific risk is. The revised risk factor should discuss the enforceability of your non-competition agreements in each of the states in which you conduct business.
It
should provide quantified disclosure regarding your affiliated dental practices` retention and hiring experiences during the past three years and the current year.

61. The risk factor discussing your generation of revenue should briefly and clearly explain how you generate revenue and identify the material related provisions of the management service agreements you enter into with affiliated practices. Please explain what you are referring to when you say that any material loss by your affiliated practices could have a material adverse effect on their ability to reimburse you for expenses and to pay service fees. Disclose whether any of your affiliated practices experienced a "material loss of revenue" during the current or three previous fiscal years. We have noted, for example, that you disclose on page 48 that your dental practice "net patient service revenue declined by 5.0% for the twelve months of 2004." This would appear to be material information that should be disclosed in this risk factor. Disclose how much revenue the practices generated during the same periods. Identify and discuss what a material breach of a management services agreement might be and what the remedies available to you consist of.

62. Tell us whether you have experienced any material breaches of your agreements during the current or three most recent fiscal years.
If so, your experience should be described in the relevant risk factor.

Our revenue may be adversely affected by third party payor cost containment efforts and capitation arrangements. - page 23

63. Please quantify the disclosure in this risk factor to the extent practicable. For example, disclose the percentage of your revenue attributable to insurance programs and to other third party payors.
Disclose the percentage of your revenues attributable to capitated arrangements. Provide the information for the current and each of the three most recent fiscal years. Clearly disclose whether you have experienced any reduction in per-patient and per-procedure from
"historic levels." Also explain what you mean when you refer to "historic levels." If you have experienced any material adverse consequences from cost containment efforts and capitation arrangements to date, say so, and clearly describe and quantify what the consequences were.

64. Clearly indicate who negotiates third-party payor arrangements for your affiliated practices. While the risk factor suggests that the individual affiliated practices negotiate them, disclosure elsewhere indicates that you do.

Our operating results may be adversely affected by professional liability or other claims against us or our affiliated dental practices. - page 24

65. Please clarify whether you provide professional liability insurance to your affiliated practices. Disclose and discuss any provisions in your management service agreements that address this issue. For example, disclose whether the practices are required to obtain and pay for their own insurance and whether you require specific levels of coverage. If so, discuss what they are.

66. You say that "certain types of risks and liabilities are not covered by insurance." Identify them and discuss the specific consequences resulting from the lack of coverage.

67. Clarify whether you have "professional liability insurance" of your own and discuss the types of liability you could incur.
Quantify the amount of the coverage, if any. If you have experienced material adverse consequences from liability issues to date, provide a reasonably detailed and quantified discussion of them.

Our future office buildouts and new affiliations may not be
successfully completed or integrated on acceptable terms. - page
24

68. The information in this risk factor is too vague, generic and abstract to be meaningful. Please revise it to include a quantified factual context for evaluating the risk. Also, the discussion should address the specific risk to your company, rather than companies in general. You should briefly describe your specific plans for new buildouts and affiliations in the current and future fiscal years, the amount and source of funds necessary to achieve your plans and other material information necessary to evaluate the risk. This would include such information as how long you anticipate it takes for a new office to be profitable and the types of "synergies" you anticipate from new affiliations.

We may not realize the expected value of our intangible assets and goodwill. - page 24

69. You have already presented several risk factors related to this issue. Please relocate this risk factor so that it appears with the other related risk factors near the beginning of the risk factor section. Eliminate any repetitious and overlapping disclosure in the relocated risk factor.

We face certain risks associated with our de novo office development.
- page 25

70. This appears to be the same risk you identified in the risk factor called "Our future office buildouts and new affiliations" on the previous page. Please combine the risk factors under an appropriate subheading and eliminate the unnecessary overlap and repetition.

We face risks associated with the geographic concentration of our operations. - page 25

71. You say that the current geographic concentration of your operations increases the risk to you of adverse economic or regulatory developments within these markets. Please revise the risk factor to disclose whether you have, in fact, been experiencing adverse economic conditions in these markets during the current and three most recent fiscal years.  You should quantify the
disclosure
to the extent necessary to make the information provided
meaningful.
In this regard, we have specifically noted that you attribute, on page 48, the "flatness" of your revenues during 2003 and 2004 to the
"lingering effect of weak economies and unemployment rates above the
national average in some of the markets we serve, particularly Oregon, Washington and Northern California." We note further that 93 of your currently affiliated practices, out of a total of 123 practices, are located in these areas.

We operate in a highly competitive environment. - page 25

72. Please refer to the competitors named in the risk factor. Identify which companies compete with you in each of your markets and discuss the factors on which you compete. Indicate whether you are larger or smaller than the competitors in each of your markets. Indicate whether your financial condition has been or is a negative factor in your competitive efforts in these markets. Disclose whether you have lost affiliated practices to your competitors, or whether they have been more successful than you in adding new practices in the markets in which you compete. You need to provide a factual context adequate to enable an investor to fully understand and evaluate this risk.

Our information systems are critical to our business, and a
failure
of those systems could have a material adverse effect on us. -
page
25

73. The information in this risk factor describes a factual situation applicable to every company. Please revise it to describe an actual risk that is specific to you and your situation. If you have experienced adverse consequences as a result of failures of your information systems, say so, and describe the consequences. The risk factor should also clearly describe your specific information needs and the consequences of a failure of those systems.

Our business is subject to risks arising from healthcare reform. - page 26

74. Please revise the risk factor to identify the proposals under consideration that could, if adopted, have a material adverse effect on you. Also disclose what those effects would be.

We operate in a highly regulated environment. - page 26

75. The information you have included in this risk factor is too vague and generic to be informative to an investor. You need to revise the risk factor to describe how this risk affects your operations specifically. You say that the laws of some states prohibit non-dentists from owning, managing or controlling the assets, equipment or offices used in a dental practice. Disclose whether you currently have agreements with dental practices in any of these states. Identify the states and indicate how your expansion plans could be adversely affected by these prohibitions. Disclose what the prohibitions on dental service advertising are and how they affect you.

76. Briefly describe the state and federal regulatory laws that materially affect your operations. Describe the potential adverse consequences that could result from a failure to comply with these laws.

77. You refer to your agreement with the Oregon Department of Health
Services, but it is not clear what conclusion a reader should draw from the reference. Clarify whether the opt out of the annual automatic renewal is a provision of an insurance agreement, or whether it is a provision of state law.

78. You say that the laws and regulations of some states in which you operate or may seek t expand may require you to change your contractual relationships with dental practices. Please identify those states. Clarify whether any states in which you operate have required changes in your relationships with dental practices, and if so, what changes were required. Describe any material adverse consequences resulting from the changes.

79. Provide a reasonably detailed discussion describing any portion of your business that is currently subject to state insurance laws.
The disclosure should be quantified to the extent practicable. Also describe any changes that you have made to your agreements to comply with these laws.

Prior to this offering we have not been required t comply with SEC reporting requirements and future public reporting obligations may put significant demands on our financial, operational and management resources. - page 27

80. Identify the deficiencies in control identified by your auditors and describe the steps you have taken to correct them. Also, disclose what specific adverse consequences would arise from a determination that they constituted a "material weakness."

Our adoption of fresh start reporting and related accounting rules may limit your ability to accurately compare our future financial results to prior periods. - page 27

81. This "risk factor" states a fact but does not identify a specific risk and its consequences. If you retain it, revise it to specifically identify the reasons the information is not comparable and explain what specific adverse consequences could result from this.

The Exchange Offer - page 29

Purpose of the Exchange Offer - page 29

82. Revise the disclosure to indicate that the old notes were issued by IDI. Explain how they came to be your obligation.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - page 42

Components of Revenue and Expenses, page 43

83. Please enhance your disclosures of revenue and expenses under capitated agreements in MD&A to allow an investor to understand the effect of these arrangements on operations, financial position and cash flows including but not limited to the revenues generated under these arrangements and the expenses incurred from them.

Critical Accounting Policies and Estimates, pages 44-47

84. We note your disclosures of the methods used by the company to apply the accounting principles used for accounting valuations. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. See Release 33-8350. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and
Analysis of Financial Condition and Results of Operations, please add the following disclosures:

* Disclose your analysis of the uncertainties involved in applying each principle discussed at a given time or the variability that is reasonably likely to result for its application over time.

* Specifically address why your accounting estimates or assumptions bear the risk of change.

* Please include a discussion that explains the judgments and uncertainties surrounding the estimates and the potential impact on your financial statements such as potential material adverse effects for all critical estimates discussed.

* Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

* Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

* Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and operations.

Valuation of Accounts Receivable, page 45

85. Please improve your disclosure regarding the valuation of accounts receivable allowance for doubtful accounts and contractual allowances here and in note 3 to the financial statements on page F-
14 to gain a better understanding of the accounting for these allowances, the qualitative factors affecting these estimates, the amount of and reasons for changes in theses estimates, and quantitative disclosure of the amount of reasonably likely changes to the estimates.

* For each period presented, quantify and disclose the changes in estimates of prior period revenue and contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of revenue and contractual adjustments for services provided in
2003
and the amount of the new estimate or settlement amount that was recorded during 2004. This should include performance-related adjustments to revenues such as amounts recorded as revenue that ultimately needed to be refunded, or adjustments due to other data reconciliation differences.

* Disclose your policy on how you determine when to write off bad debt.

* Consider the need to include Schedule II information related to this allowance.

Liquidity and Capital Resources - page 51

86. Please expand the discussion in the first paragraph under this subheading to disclose the actual amounts available for borrowing under your credit facility at the current time in addition to describing the formula in your agreement. Also, disclose the actual amount of your "monthly minimum EBITDA" as compared to the $12 million minimum you are required to maintain, for each month since December, 2004.

87. Quantify the amount of your "primary cash requirements for the next 12 months" as referenced in the last paragraph of page 51. You say that you intend to build out approximately 10 new dental offices in leased facilities per year. Discuss the aggregate costs involved in building out each facility. You say further that you expect to fund most of these offices on "pay as you go" basis using your cash flow from operations. Please expand the discussion to quantify the amount of cash flow from operations that has been available for this purpose during the year to date, the number of offices you have actually opened, and whether you anticipate meeting your goal of opening 10 new offices this year.

88. Expand the disclosure in the first paragraph on page 52 to identify the specific provisions in the indenture and credit facility limiting your ability to incur additional indebtedness.

Cash flow from operations - page 52

89. We note that your discussion seems to be a reiteration of what is included in your statement of cash flows and does not address specifically where the actual usages and sources of cash existed especially in your discussion of operating cash flows. Please revise your discussion to better address what used cash and what provided cash within your operating cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release. You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm.

EBITDA and Adjusted EBITDA Analysis, pages 54-55

90. We note that you included EBITDA and Adjusted EBITDA, non-GAAP financial measures in your discussions throughout the filing. Because these are non-GAAP measures, please provide the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K. We believe the disclosure could be improved by including a statement disclosing the reasons why management believes that the presentation of these measures provide useful information to investors regarding the company`s financial condition and results of its operations. The fact that these measures are used by, or are useful for analysts should not be the sole support for presenting them. Rather, the justification for the use of the measures must be substantive. Further, we note that you use these measures as performance measures that appear to eliminate recurring charges and expenditures. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13,
2003, specifically question 8.

Change in Independent Accountants - page 56

91. It appears that dates disclose related to the previous accountant`s audit reports are in error. Please correct them to include the same periods included in that report.

92. Please include a discussion addressing how the deficiencies identified by InterDent`s auditors could affect the company. Please include a discussion about the impact these deficiencies had on the financial reporting processes covered in this period. Include items such as how they were identified, what additional steps had to be taken to ensure that the financial statements were not affected by them, and anything else that will allow an investor to better understand the impact these deficiencies had on the financial reporting process. Tell us in detail the steps you have taken or plan to take and the procedures you implemented or plan to implement to correct these deficiencies.

93. Please file a letter as Exhibit 16 from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

Business - page 58

94. Please disclose the following information in this section:

* Describe your billing system including the fee schedules upon which billings are based

* Discuss to what extent your billing system is manual or computerized. Describe what functions are performed manually.

* Describe how your system calculates net revenue. Specifically state if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

* Improve disclosure regarding accounts receivable balances to provide an understanding of the composition of the balance to assist investors in assessing collectibility.

* Disclose the day`s sales outstanding for each period presented.
Disclose the reasons for significant changes from the prior period.

* Disclose management`s target for day`s sales outstanding.
Discuss
the reasons why actual day`s sales outstanding differ from management`s target.

* Provide an aging of accounts receivable by payor classification with an emphasis on breaking out self-pay receivables.

* State the steps you take in collecting accounts receivable. If applicable, disclose the percentage of co-payments that are collected at the time of service. For services provided in which the co-payment is not made at the time service is performed, state how your historical subsequent collections have been for each period presented.

* If applicable, state in what circumstances service is provided to a patient where insurance is not verified prior to the service being performed, and quantify the percentage of these encounters.

95. Please refer to Item 101(c)(1) of Regulation S-K. Please substantially expand the information in this section to provide quantified and reasonably detailed information for each of the relevant items identified in Item 101. The information you currently provide regarding the actual operations of your business are too vague and generic to be meaningful. We suggest that as much of the information as possible be presented in a chart format. The expanded information should include, but not be limited to, the percentage of your revenue, and of your net income, in the current and each of the three most recent fiscal years, from each state in which you operate.
Also include such information as the average number of professionals staffing each office by state. You should discuss the specific factors that affect your results in each state. Discuss how you are affected by competition, and the basis on which you compete, separately for each state. State regulations should also be discussed separately by state.

96. Your current expansion plans should be discussed in reasonable detail. For example, discuss where you plan to open new offices this year, and next year. Discuss the specific staffing and equipment requirements for new offices.

97. Include a quantified discussion of your office and staff retention during the current and three most recent fiscal years, by state. For example, how many practices did you add during these periods, and how many did you lose. Discuss your ability, and the affiliated practices` ability, to hire and retain professionals and non-professionals during the same periods, including the relevant factors affecting your ability to do so. If these factors vary by state, explain why.

98. It is unclear from the disclosure whether you are materially dependent on specific payors. At one point in the prospectus you appear to indicate that more than 10% of your revenue, during at least one fiscal year, was attributable to payments from the State of
Oregon. Please identify any individual entity, or group of related entities, that was responsible for 10% or more of your revenue in any of the last three fiscal years or the current fiscal year to date. For each such entity, disclose the percentage of revenue attributable to each in each of the last three fiscal years and the current fiscal year to date. Provide the same information for your operations in each state, or explain to us why you believe this information would not be material to an investor.

99. Provided quantified disclosure, by state, for each of the last three fiscal years and interim period, of the various sources of your revenue. That is, disclose, for each state, for each of these periods, how much revenue is attributable to insurance companies, individual payors, etc. Discuss the reasons for any material changes from year to year and from state to state.

100. For the same time periods, disclose the amount of your insurance revenues that are attributable to capitated payments. Disclose and discuss how well you have been able to match your costs for providing capitated services to the amounts you have negotiated as payments for such services.

101. Disclose and discuss the material terms of any insurance and/or provider arrangements. For example, disclose and discuss the terms of the insurance agreements, whether they are subject to renegotiation or termination, and similar material information.

Our Management Services Arrangements - page 63

102. You disclose on page 64 that you receive management fees based on two methodologies. The second methodology discussed seems to imply that you may or may not recover all operating expenses incurred on behalf of a practice if the net revenues are not sufficient to cover those expenses. Please explain to us whether our understanding of this is correct, and revise the disclosure as needed to clarify this methodology.

Description of Credit Facility and Certain Indebtedness - page 85

103. Disclose the amount of the credit facility and the amounts currently outstanding.

Financial Statements - December 31, 2004

Consolidated Statements of Operations, page F-5

104. Please disclose on the face of the Consolidated Statement of Operations the amounts charged to provision for doubtful accounts. Please refer to Item 5-03(b)(5) of Regulation S-X.

105. Please present interest expense and other income gross on the face of the consolidated statements of operations as required by Rule
5-03(b)(7) and (8) of Regulation S-X.

106. It appears that you included certain non-operating type gains and losses, such as "Loss (gain) on extinguishment of debt" within operations that would be more appropriately reflected as non-operating please explain to us why you feel this treatment is appropriate. Also consider the need to provide a cost of services provided line item. Refer to Items 503(b)(3) and (7) of Regulation
S-X.

Consolidated Statements of Cash Flows, pages F-7 - F-8

107. Please explain to us why it is appropriate to classify the "Cash paid for acquisition of preferred stock and earn-outs, including direct costs" qualifies as an investing activity. Include any references to specific paragraphs within the applicable authoritative literature that supports this treatment.

Note 1. Organization

Merger, page F-9

108. Please explain to us why the application of the step acquisition accounting resulted in the elimination of a portion of retained earnings. Provide to us the calculations that support this elimination.

Fresh Start Accounting, pages F-11 - F-13

109. Please explain why the only fresh start adjustment resulted in
"Goodwill and other intangibles, net," and why no other assets were adjusted to fair value. Clarify why this fresh start adjustment came against the retained deficit. Please include references to any specific paragraphs within the applicable authoritative literature upon which you relied in determining this accounting treatment.

Note 3, Summary of Significant Accounting Policies

Basis of Presentation, pages F-13 - F-14

110. Please include a more detailed discussion of how the consolidated affiliates meet each of the criteria in EITF 97-2 that require consolidation. Also disclose both the number of dental practices consolidated and not consolidated under the guidance of EITF 97-2.

Net revenues, pages F-14

111. Please extend your current discussion of the "conforming" of your revenue recognition policy and include a more detailed explanation of the adjustment recorded. Please specify if this adjustment was a correction of an error or a change in estimate and tell us why a discussion of trends excluding the effect of this adjustment is appropriate. Please disclose the amount of the adjustment gross of related expenses. Please cite any accounting literature used to account for this adjustment. Also disclose the amount of contractual allowance netted against the gross revenues for each period.

Supplies Inventory, page F-15

112. Please revise the disclosure to include a discussion of the valuation methodology, i.e. LIFO, FIFO, average cost, etc., used to determine the cost of this inventory.

Self Insurance Reserves, page F-16

113. Please disclose the amounts related to these reserves at each reporting period.

Goodwill and Intangible Assets, pages F-21 - F-22

114. Please revise your disclosure to include the weighted average amortization periods of the intangible assets. Refer to paragraph 40(2)(3) of SFAS 142.

Note 9.  Debt

Senior revolving Credit Facility, pages F-25 - F-26

115. We note that the amount available under this agreement is limited based on EBITDA. Please revise the disclosure to include the amount actually available as a result of this limitation. Also clarify whether the twelve month period referred to in the limitation is calculated at year-end or if it is a rolling twelve months.

Adequate Protection Payment, page F-26

116. It is unclear how the $1.3 million disclose here passed through the statement of operations and the equity statement. Please explain to us where these charges are recorded in those statements.

Note 10. Shareholder`s Equity

Common Stock, page F-27

117. Please explain to us why you did not assign a fair value to the common stock issued at the time of the merger. Include in your response a discussion of how this value of zero relates to the implied value of the preferred and common shares issued at the time of the reorganization.

Warrants, pages F-27 - F-28

118. Please explain to us how you arrived at the decision to value certain warrant issuances at nil while assigning significant value to the other issuance. Include a discussion of the assumptions used in determining these valuations as well as a detailed discussion of how you arrived at the fair value of the common shares used in these valuations.

Exhibits

119. Please file your remaining exhibits as soon as possible. We may have further comments once we have had an opportunity to review them.


*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Ibolya Ignat at 202-551-3656 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-
551-3710 with any other questions.

								Regards,



								Jeffrey P. Riedler
								Assistant Director

Cc:	Hillel T. Cohn, Esq.
	Morrison & Foerster
	555 West Fifth Street - Suite 3500
	Los Angeles, CA  90013-1024
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Ivar S. Chhina
Interdent Service Corporation
May 18, 2005
Page 25